UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-31221

Total number of pages: 23

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: November 6, 2015	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Report filed on November 6, 2015 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2015 and SEPTEMBER 30, 2015

	Millions of yen
	March 31, 2015	September 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥105,553	¥264,599
Short-term investments	243,757	240,975
Accounts receivable	264,591	208,312
Receivables held for sale	897,999	925,891
Credit card receivables	234,412	252,580
Other receivables	327,275	362,515
Allowance for doubtful accounts	(14,100)	(15,353)
Inventories	186,275	209,750
Deferred tax assets	61,512	67,060
Prepaid expenses and other current assets	108,102	100,366

Total current assets	2,415,376	2,616,695

Property, plant and equipment:
Wireless telecommunications equipment	5,027,390	5,045,294
Buildings and structures	890,382	892,874
Tools, furniture and fixtures	508,810	496,623
Land	200,736	200,830
Construction in progress	193,497	195,052
Accumulated depreciation and amortization	(4,309,748)	(4,392,601)

Total property, plant and equipment, net	2,511,067	2,438,072

Non-current investments and other assets:
Investments in affiliates	439,070	430,308
Marketable securities and other investments	195,047	185,373
Intangible assets, net	636,319	614,932
Goodwill	266,311	253,748
Other assets	445,723	454,868
Deferred tax assets	237,427	242,219

Total non-current investments and other assets	2,219,897	2,181,448

Total assets	¥7,146,340	¥7,236,215

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥203	¥200
Short-term borrowings	2,048	3,142
Accounts payable, trade	811,799	641,114
Accrued payroll	54,955	56,203
Accrued income taxes	68,563	141,444
Other current liabilities	176,734	191,866

Total current liabilities	1,114,302	1,033,969

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,400	220,300
Accrued liabilities for point programs	89,929	82,214
Liability for employees’ retirement benefits	173,872	178,200
Other long-term liabilities	129,632	132,502

Total long-term liabilities	613,833	613,216

Total liabilities	1,728,135	1,647,185

Redeemable noncontrolling interests	15,589	15,887

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	339,783	339,767
Retained earnings	4,397,228	4,578,526
Accumulated other comprehensive income (loss)	52,599	44,238
Treasury stock	(359,218)	(359,218)
Total NTT DOCOMO, INC. shareholders’ equity	5,380,072	5,552,993
Noncontrolling interests	22,544	20,150

Total equity	5,402,616	5,573,143

Commitments and contingencies

Total liabilities and equity	¥7,146,340	¥7,236,215

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2014 and 2015

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
Operating revenues:
Telecommunications services	¥1,393,373	¥1,382,307
Equipment sales	441,868	416,844
Other operating revenues	337,735	415,836

Total operating revenues	2,172,976	2,214,987

Operating expenses:
Cost of services (exclusive of items shown separately below)	555,623	587,647
Cost of equipment sold (exclusive of items shown separately below)	381,838	386,337
Depreciation and amortization	323,431	297,107
Selling, general and administrative	512,498	481,322

Total operating expenses	1,773,390	1,752,413

Operating income	399,586	462,574

Other income (expense):
Interest expense	(505)	(545)
Interest income	720	385
Other, net	4,261	(9,852)

Total other income (expense)	4,476	(10,012)

Income before income taxes and equity in net income (losses) of affiliates	404,062	452,562

Income taxes:
Current	130,116	144,300
Deferred	11,783	(8,320)

Total income taxes	141,899	135,980

Income before equity in net income (losses) of affiliates	262,163	316,582

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(3,684)	1,582

Net income	258,479	318,164

Less: Net (income) loss attributable to noncontrolling interests	1,043	(1,029)

Net income attributable to NTT DOCOMO, INC.	¥259,522	¥317,135

Per share data
Weighted average common shares outstanding — Basic and Diluted	4,144,776,164	3,881,483,821

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥62.61	¥81.70

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
Net income	¥258,479	¥318,164
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	6,427	(7,037)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	39	(43)
Foreign currency translation adjustment, net of applicable taxes	(8,932)	(981)
Pension liability adjustment, net of applicable taxes	(78)	(233)

Total other comprehensive income (loss)	(2,544)	(8,294)

Comprehensive income	255,935	309,870

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,126	(1,096)

Comprehensive income attributable to NTT DOCOMO, INC.	¥257,061	¥308,774

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED SEPTEMBER 30, 2014 and 2015

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Operating revenues:
Telecommunications services	¥689,905	¥707,053
Equipment sales	234,881	215,500
Other operating revenues	172,887	215,570

Total operating revenues	1,097,673	1,138,123

Operating expenses:
Cost of services (exclusive of items shown separately below)	290,036	298,744
Cost of equipment sold (exclusive of items shown separately below)	204,582	210,806
Depreciation and amortization	156,248	151,535
Selling, general and administrative	256,861	249,860

Total operating expenses	907,727	910,945

Operating income	189,946	227,178

Other income (expense):
Interest expense	(225)	(233)
Interest income	316	206
Other, net	1,551	(15,200)

Total other income (expense)	1,642	(15,227)

Income before income taxes and equity in net income (losses) of affiliates	191,588	211,951

Income taxes:
Current	66,315	74,007
Deferred	2,061	(10,649)

Total income taxes	68,376	63,358

Income before equity in net income (losses) of affiliates	123,212	148,593

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(127)	(38)

Net income	123,085	148,555

Less: Net (income) loss attributable to noncontrolling interests	56	(204)

Net income attributable to NTT DOCOMO, INC.	¥123,141	¥148,351

Per share data
Weighted average common shares outstanding — Basic and Diluted	4,142,813,793	3,881,483,812

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥29.72	¥38.22

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Net income	¥123,085	¥148,555
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	2,527	(8,767)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	12	(20)
Foreign currency translation adjustment, net of applicable taxes	(2,253)	5,735
Pension liability adjustment, net of applicable taxes	(100)	(207)

Total other comprehensive income (loss)	186	(3,259)

Comprehensive income	123,271	145,296

Less: Comprehensive (income) loss attributable to noncontrolling interests	76	(239)

Comprehensive income attributable to NTT DOCOMO, INC.	¥123,347	¥145,057

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2014 and 2015

	Millions of yen
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
Cash flows from operating activities:
Net income	¥258,479	¥318,164
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	323,431	297,107
Deferred taxes	11,783	(8,320)
Loss on sale or disposal of property, plant and equipment	20,765	11,685
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	3,684	(1,582)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	78,450	53,872
(Increase) / decrease in receivables held for sale	(46,701)	(27,892)
(Increase) / decrease in credit card receivables	(3,816)	(10,515)
(Increase) / decrease in other receivables	1,109	(34,714)
Increase / (decrease) in allowance for doubtful accounts	1,985	1,852
(Increase) / decrease in inventories	65,670	(26,094)
(Increase) / decrease in prepaid expenses and other current assets	(7,744)	4,797
(Increase) / decrease in non-current receivables held for sale	(27,941)	3,793
Increase / (decrease) in accounts payable, trade	(108,705)	(85,060)
Increase / (decrease) in accrued income taxes	(48,659)	73,261
Increase / (decrease) in other current liabilities	(3,808)	19,933
Increase / (decrease) in accrued liabilities for point programs	(17,055)	(7,715)
Increase / (decrease) in liability for employees’ retirement benefits	3,448	4,340
Increase / (decrease) in other long-term liabilities	11,850	4,573
Other, net	8,099	26,380

Net cash provided by operating activities	524,324	617,865

Cash flows from investing activities:
Purchases of property, plant and equipment	(279,159)	(216,622)
Purchases of intangible and other assets	(93,574)	(92,593)
Purchases of non-current investments	(1,743)	(1,734)
Proceeds from sale of non-current investments	411	1,466
Purchases of short-term investments	(30,058)	(3,611)
Redemption of short-term investments	17,551	3,707
Other, net	(6,798)	(10,027)

Net cash used in investing activities	(393,370)	(319,414)

Cash flows from financing activities:
Proceeds from short-term borrowings	11,252	144,841
Repayment of short-term borrowings	(12,936)	(143,619)
Principal payments under capital lease obligations	(873)	(732)
Payments to acquire treasury stock	(307,694)	(0)
Dividends paid	(124,427)	(135,836)
Other, net	(5,695)	(3,886)

Net cash provided by (used in) financing activities	(440,373)	(139,232)

Effect of exchange rate changes on cash and cash equivalents	(1,564)	(173)

Net increase (decrease) in cash and cash equivalents	(310,983)	159,046
Cash and cash equivalents as of beginning of period	526,920	105,553

Cash and cash equivalents as of end of period	¥215,937	¥264,599

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥1,525	¥7,774
Cash paid during the period for:
Interest, net of amount capitalized	456	431
Income taxes	178,980	79,029

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the six months ended September 30, 2015.

(b) Recently issued accounting standards

Revenue from contracts with customers—

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”, which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” and deferred the effective date of the ASU by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted. DOCOMO has not yet selected a transition method and is currently evaluating the effect that the ASU will have on its consolidated financial statements and related disclosures.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Equity:

(a) Dividends

The Companies Act of Japan (the “Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the Board of Directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to 10% of the decrease in retained earnings, as a result of a dividend payment, shall be contributed to a legal reserve that can be funded up to an amount equal to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may, pursuant to a resolution of the Board of Directors, pay interim dividends with a record date as of September 30th of the relevant year.

In the general meeting of shareholders held on June 18, 2015, the shareholders approved cash dividends of ¥135,852 million or ¥35 per share, payable to shareholders of record as of March 31, 2015, which were declared by the Board of Directors on April 28, 2015. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 19, 2015.

On October 30 2015, the Board of Directors declared interim cash dividends of ¥135,852 million or ¥35 per share, payable to shareholders of record as of September 30, 2015. The source of such dividends will be “Retained earnings.” NTT DOCOMO, INC. plans to start paying the interim cash dividends on November 20, 2015.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, Companies Act provides that (i) it can be done according to a resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to a resolution of the Board of Directors, if the articles of incorporation contain such a provision. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions, by a resolution of the Board of Directors, for the purpose of improving capital efficiency and implementing flexible capital policies in accordance with the business environment.

On April 25, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from April 26, 2014 through March 31, 2015. NTT DOCOMO, INC. also carries out compulsory acquisitions of less-than-one-unit shares upon request.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2014	4,365,000,000	218,239,900

Acquisition of treasury stock based on the resolution of the Board of Directors	—	181,530,121
As of September 30, 2014	4,365,000,000	399,770,021

Acquisition of treasury stock based on the resolution of the Board of Directors	—	83,746,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	124
Retirement of treasury stock	(279,228,000)	(279,228,000)

As of March 31, 2015	4,085,772,000	204,288,145

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	43

As of September 30, 2015	4,085,772,000	204,288,188

On August 6, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 206,489,675 outstanding shares of its common stock for an amount in total not exceeding ¥350,000 million from during the period from August 7, 2014 through September 3, 2014. Based on this resolution, NTT DOCOMO, INC. repurchased 181,530,121 shares of its common stock for a total purchase price of ¥307,694 million between August 2014 and September 2014.

On October 31, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 138,469,879 outstanding shares of its common stock for an amount in total not exceeding ¥192,306 million from during the period from November 1, 2014 through March 31, 2015. Based on this resolution, NTT DOCOMO, INC. repurchased 83,746,000 shares of its common stock for a total purchase price of ¥165,342 million between November 2014 and March 2015.

The aggregate number and price of shares repurchased from NTT DOCOMO, INC. parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION, were 176,991,100 shares and ¥300,000 million, respectively for the fiscal year ended March 31, 2015.

On March 27, 2015, the Board of Directors resolved that NTT DOCOMO, INC. would retire 279,228,000 shares held as treasury stock on March 31, 2015 and the share retirement on March 31, 2015 resulted in decreases of “Additional paid-in capital” by ¥393,092 million and “Retained earnings” by ¥97,894 million.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The aggregate number and price of shares repurchased for the six months ended September 30, 2014 and 2015 were as follows:

	Share/Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Aggregate number of shares repurchased	181,530,121	43
Aggregate price of shares repurchased	¥307,694	¥0

The aggregate number and price of shares repurchased for the three months ended September 30, 2014 and 2015 were as follows:
	Share/Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Aggregate number of shares repurchased	181,530,121	—
Aggregate price of shares repurchased	¥307,694	¥—

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six months ended September 30, 2014 and 2015 were as follows:

	Millions of yen
	Six months ended September 30, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2014	¥45,038	¥(97)	¥(12,437)	¥(22,914)	¥9,590

Other comprehensive income (loss) before reclassifications	6,427	61	(8,932)	(69)	(2,513)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(22)	—	(9)	(31)

Other comprehensive income (loss)	6,427	39	(8,932)	(78)	(2,544)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	83	—	83

Balance as of September 30, 2014	¥51,465	¥(58)	¥(21,286)	¥(22,992)	¥7,129

	Millions of yen
	Six months ended September 30, 2015
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2015	¥67,620	¥(101)	¥16,871	¥(31,791)	¥52,599

Other comprehensive income (loss) before reclassifications	(6,729)	(60)	(718)	(582)	(8,089)
Amounts reclassified from accumulated other comprehensive income (loss)	(308)	17	(263)	349	(205)

Other comprehensive income (loss)	(7,037)	(43)	(981)	(233)	(8,294)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(6)	—	(61)	—	(67)

Balance as of September 30, 2015	¥60,577	¥(144)	¥15,829	¥(32,024)	¥44,238

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended September 30, 2014 and 2015 were as follows:

	Millions of yen
	Three months ended September 30, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of June 30, 2014	¥48,938	¥(70)	¥(19,053)	¥(22,892)	¥6,923

Other comprehensive income (loss) before reclassifications	2,527	23	(2,253)	(95)	202
Amounts reclassified from accumulated other comprehensive income (loss)	—	(11)	—	(5)	(16)

Other comprehensive income (loss)	2,527	12	(2,253)	(100)	186

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	20	—	20

Balance as of September 30, 2014	¥51,465	¥(58)	¥(21,286)	¥(22,992)	¥7,129

	Millions of yen
	Three months ended September 30, 2015
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of June 30, 2015	¥69,350	¥(124)	¥10,124	¥(31,817)	¥47,533

Other comprehensive income (loss) before reclassifications	(8,767)	(28)	5,998	(383)	(3,180)
Amounts reclassified from accumulated other comprehensive income (loss)	—	8	(263)	176	(79)

Other comprehensive income (loss)	(8,767)	(20)	5,735	(207)	(3,259)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(6)	—	(30)	—	(36)

Balance as of September 30, 2015	¥60,577	¥(144)	¥15,829	¥(32,024)	¥44,238

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the six months ended September 30, 2014 and 2015 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss)(*1)
	Six months ended September 30, 2014	Six months ended September 30, 2015	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥—	¥219	“Other, net” of “Other income (expense)”
	—	249	“Equity in net income (losses) of affiliates”

	—	468	Pre-tax amount
	—	(160)	Tax benefit (expense)

	—	308	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	34	(25)	“Equity in net income (losses) of affiliates”

	34	(25)	Pre-tax amount
	(12)	8	Tax benefit (expense)

	22	(17)	Net-of-tax amount

Foreign currency translation adjustment	—	263	“Other, net” of “Other income (expense)”

	—	263	Pre-tax amount

	—	263	Net-of-tax amount

Pension liability adjustment	14	(519)	(*2)

	14	(519)	Pre-tax amount
	(5)	170	Tax benefit (expense)

	9	(349)	Net-of-tax amount

Total reclassified amounts	¥31	¥205	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended September 30, 2014 and 2015 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss)(*1)
	Three months ended September 30, 2014	Three months ended September 30, 2015	Affected line items in the consolidated statements of income
Unrealized gains (losses) on cash flow hedges	¥17	¥(12)	“Equity in net income (losses) of affiliates”

	17	(12)	Pre-tax amount
	(6)	4	Tax benefit (expense)

	11	(8)	Net-of-tax amount

Foreign currency translation adjustment	—	263	“Other, net” of “Other income (expense)”

	—	263	Pre-tax amount

	—	263	Net-of-tax amount

Pension liability adjustment	7	(262)	(*2)

	7	(262)	Pre-tax amount
	(2)	86	Tax benefit (expense)

	5	(176)	Net-of-tax amount

Total reclassified amounts	¥16	¥79	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment information:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its three former operating segments, which had consisted of its mobile communications business, smart life business and other businesses, into three new operating segments, which consist of its telecommunications business, smart life business and other businesses from the fourth quarter of the fiscal year ended March 31, 2015, as a result of realignment of respective businesses to effectively manage DOCOMO’s telecommunications related services triggered by the launch of optical-fiber broadband services. Accordingly, telecommunications services which had been included in other businesses under DOCOMO’s three former operating segments are reclassified to the telecommunications business.

Furthermore, certain Machine-to-Machine (M2M) services for consumers that had been included in other businesses were reclassified to the smart life business from the second quarter of the fiscal year ending March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the six months ended September 30, 2014 and the three months ended September 30, 2014 has been restated to conform, respectively, to the presentation for the six months ended September 30, 2015 and the three months ended September 30, 2015.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating revenues:

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Telecommunications business-
External customers	¥1,825,897	¥1,806,391
Intersegment	560	617

Subtotal	1,826,457	1,807,008
Smart life business-
External customers	200,575	240,533
Intersegment	7,695	5,778

Subtotal	208,270	246,311
Other businesses-
External customers	146,504	168,063
Intersegment	5,873	5,453

Subtotal	152,377	173,516

Segment total	2,187,104	2,226,835
Elimination	(14,128)	(11,848)

Consolidated	¥2,172,976	¥2,214,987

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Telecommunications business-
External customers	¥919,693	¥928,017
Intersegment	369	367

Subtotal	920,062	928,384
Smart life business-
External customers	102,788	125,018
Intersegment	4,153	2,906

Subtotal	106,941	127,924
Other businesses-
External customers	75,192	85,088
Intersegment	2,933	2,552

Subtotal	78,125	87,640

Segment total	1,105,128	1,143,948
Elimination	(7,455)	(5,825)

Consolidated	¥1,097,673	¥1,138,123

Segment operating income (loss):

	Millions of yen
	Six months ended September 30, 2014	Six months ended September 30, 2015
Telecommunications business	¥384,700	¥420,169
Smart life business	13,373	33,441
Other businesses	1,513	8,964

Consolidated	¥399,586	¥462,574

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	Three months ended September 30, 2014	Three months ended September 30, 2015
Telecommunications business	¥181,498	¥207,748
Smart life business	5,740	16,565
Other businesses	2,708	2,865

Consolidated	¥189,946	¥227,178

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2015 and September 30, 2015 were as follows:

	Millions of yen
	March 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥88,675	¥88,675	¥—	¥—
Equity securities (foreign)	93,149	93,149	—	—
Debt securities (foreign)	6	6	—	—

Total available-for-sale securities	181,830	181,830	—	—

Derivatives
Foreign currency option contracts	¥474	¥—	¥474	¥—

Total derivatives	474	—	474	—

Total	¥182,304	¥181,830	¥474	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥80	¥—	¥80	¥—
Foreign exchange forward contracts	0	—	0	—

Total derivatives	80	—	80	—

Total	¥80	¥—	¥80	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	September 30, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥85,841	¥85,841	¥—	¥—
Equity securities (foreign)	86,709	86,709	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	172,555	172,555	—	—

Derivatives
Foreign currency option contracts	¥85	¥—	¥85	¥—
Foreign exchange forward contracts	0	—	0	—

Total derivatives	85	—	85	—

Total	¥172,640	¥172,555	¥85	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥1,068	¥—	¥1,068	¥—
Foreign exchange forward contracts	2	—	2	—

Total derivatives	1,070	—	1,070	—

Total	¥1,070	¥—	¥1,070	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the six months ended September 30, 2014 and 2015 were as follows:

	Millions of yen
	Six months ended September 30, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥624,030	¥—	¥624,030	¥—	¥(6,675)

	Millions of yen
	Six months ended September 30, 2015
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥651,419	¥—	¥651,419	¥—	¥(6,825)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended September 30, 2014 and 2015 were as follows:

	Millions of yen
	Three months ended September 30, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥465,976	¥—	¥465,976	¥—	¥(6,251)

	Millions of yen
	Three months ended September 30, 2015
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥485,944	¥—	¥485,944	¥—	¥(6,059)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

7. Derivative instruments:

As of September 30, 2015, derivative instruments held for foreign exchange risk management purpose are considered both as important to our operations and having changed significantly compared to the amounts held as of March 31, 2015. Derivative instruments which are designated as hedging instruments are excluded from the data for derivative instruments presented below.

(a) Derivatives not designated as hedging instruments

To hedge the risk of fluctuations in interest rates and foreign exchange rates, DOCOMO enters into interest rate swap agreements, foreign currency option contracts, non-deliverable forward contracts (NDF) and foreign exchange forward contracts.

The contract amounts of derivative instruments not designated as hedging instruments as of March 31, 2015 and September 30, 2015 were as follows:

	Millions of yen
Instruments	March 31, 2015	September 30, 2015
Foreign currency option contracts	¥48,740	¥70,991
Foreign exchange forward contracts	100	152

Total	¥48,840	¥71,143

(b) The effect on the consolidated balance sheets

The locations and fair values of derivative instruments not designated as hedging instruments as of March 31, 2015 and September 30, 2015 recorded in the consolidated balance sheets, were as follows:

Asset derivatives
		Millions of yen
Instruments	Locations	March 31, 2015	September 30, 2015
Derivatives not designated as hedging instruments
Foreign currency option contracts	Other assets	¥474	¥75
Foreign exchange forward contract	Prepaid expenses and other current assets	—	0

Total		¥474	¥75

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Liability derivatives
		Millions of yen
Instruments	Locations	March 31, 2015	September 30, 2015
Derivatives not designated as hedging instruments
Foreign currency option contracts	Other long-term liabilities	¥80	¥1,068
Foreign exchange forward contracts	Other current liabilities	0	2

Total		¥80	¥1,070

        The fair values of derivative instruments not designated as hedging instruments were valued and validated periodically based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2015 and September 30, 2015.

(c) The effect on the consolidated statements of income

        The locations and gain (loss) amounts of derivative instruments not designated as hedging instruments for the six months ended September 30, 2014 and September 30, 2015 recognized in the consolidated statements of income, were as follows:

Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	Six months ended September 30, 2014	Six months ended September 30, 2015
Derivatives not designated as hedging instruments
Foreign currency option contracts	Other, net*	¥970	¥(754)
Foreign exchange forward contracts	Other, net*	(35)	(46)
Non-deliverable forward contracts (NDF)	Other, net*	0	(20)

Total		¥935	¥(820)

* “Other, net” was included in “Other income (expense).”

        The locations and gain (loss) amounts of derivative instruments not designated as hedging instruments for the three months ended September 30, 2014 and September 30, 2015 recognized in the consolidated statements of income, were as follows:

Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	Three months ended September 30, 2014	Three months ended September 30, 2015
Derivatives not designated as hedging instruments
Foreign currency option contracts	Other, net*	¥862	¥(781)
Foreign exchange forward contracts	Other, net*	(3)	(23)
Non-deliverable forward contracts (NDF)	Other, net*	0	(20)

Total		¥859	¥(824)

* “Other, net” was included in “Other income (expense).”

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

8. Subsequent event:

There were no significant subsequent events to be disclosed.